# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZW Data Action Technologies Inc., CIK 0001376321
CUSIP: 98880R307
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 8/F, 29 Des Voeux Road Central, Central, Hong Kong, China (F4), 999077
Date of event which requires filing of this statement: 04/22/2026
Filed by CIK 0001493177
Persons authorized to receive notices and communications: Vivien Bai, Esq., 345 Park Avenue, New York, New York (NY), 10154, (212) 407-4933

## Reporting persons
- Chu Kai (CIK 0001493177): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: other (OO); sole voting power 171,227; shared voting power 89,606; sole dispositive power 171,227; shared dispositive power 89,606; aggregate amount beneficially owned 260,833 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ZW Data Action Technologies Inc.
Address of issuer's principal executive offices: 8/F, 29 Des Voeux Road Central, Central, Hong Kong, China (F4), 999077

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by George Kai Chu, a citizen of Taiwan (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is c/o ZW Data Action Technologies Inc., 8/F. 29 Des Voeux Road Central, Central, Hong Kong Special Administrative Region of People's Republic of China.
Present principal occupation or employment: The principal occupation of the Reporting Person is director of the Issuer.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: This Schedule 13D is filed by George Kai Chu, a citizen of Taiwan (the "Reporting Person").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No consideration was paid by the Reporting Person for 165,000 shares of common stock. 165,000 shares of the Issuer's common stock was awarded to the Reporting Person by the Board of Directors as compensation for services.

## Item 4. Purpose of Transaction
Purpose of transaction: 165,000 shares of common stock were awarded to the Reporting Person as compensation for services.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 260,833 shares of common stock, representing approximately 7.1% of the total issued and outstanding shares of Common Stock (based on 3,668,429 shares of Common Stock issued and outstanding). Of this amount, 171,227 shares are directly owned by the Reporting Person and the remaining 89,606 shares are owned by Marvel Investment Limited. As a shareholder of Marvel Investment Limited, the Reporting Person may be deemed to have shared beneficial ownership over the shares of common stock owned by Marvel Investment Limited.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over the 171,227 shares of Common Stock that he beneficially owns. The Reporting Person may be deemed to share voting and dispositive power over the shares owned by Marvel Investment Limited.
Transactions in the class effected during the past sixty days: Other than the acquisition of the 165,000 shares of Common Stock reported on this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Chu Kai: /s/ Chu Kai, Chu Kai (05/05/2026)